UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

AAC Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

000307108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000307108	13G	Page 2 of 5 Pages

(1)	NAMES OF REPORTING PERSONS Michael T. Cartwright
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 2,680,099
	(6)	SHARED VOTING POWER 2,080,623 (1)
	(7)	SOLE DISPOSITIVE POWER 2,680,099
	(8)	SHARED DISPOSITIVE POWER 2,080,623 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,760,722 (2)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4% (3)
(12)	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 954,507 shares held of record by the Irrevocable Family Trust of Tina Cartwright of which Mr. Cartwright serves as one of two trustees, (ii) 954,507 shares held of record by the Irrevocable Family Trust of Michael T. Cartwright of which Mr. Cartwright’s family is the beneficiary and (iii) 171,609 shares held of record by Tina F. Cartwright, Mr. Cartwright’s spouse, of which Mr. Cartwright has shared voting and dispositive power.

(2)

Consists of (i) 2,680,099 shares of record held by Mr. Cartwright, (ii) 954,507 shares held of record by the Irrevocable Family Trust of Tina Cartwright of which Mr. Cartwright serves as one of two trustees, (iii) 954,507 shares held of record by the Irrevocable Family Trust of Michael T. Cartwright of which Mr. Cartwright’s family is the beneficiary and (iv) 171,609 shares held of record by Tina F. Cartwright, Mr. Cartwright’s spouse, of which Mr. Cartwright has shared voting and dispositive power.

(3)	Based on 24,572,728 shares of Common Stock outstanding as of December 31, 2018.

CUSIP No. 000307108	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

AAC Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Powell Place

Brentwood, Tennessee 37027

Item 2(a).	Name of Person Filing:

Michael T. Cartwright

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o AAC Holdings, Inc.

200 Powell Place

Brentwood, Tennessee 37027

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class Of Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

000307108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

Inapplicable.

CUSIP No. 000307108	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b) and (c)

Person	Total Shares of Common Stock Beneficially Owned		Percent of Class(1)	Sole Voting Power	Shared Voting Power		Sole Power to Dispose	Shared Power to Dispose
Michael T. Cartwright	4,760,722	(2)	19.4%	2,680,099	2,080,623	(3)	2,680,099	2,080,623	(3)

(1)	Based on 24,572,728 shares of Common Stock outstanding as of December 31, 2018.
(2)

Consists of (i) 2,680,099 shares of record held by Mr. Cartwright, (ii) 954,507 shares held of record by the Irrevocable Family Trust of Tina Cartwright of which Mr. Cartwright serves as one of two trustees, (iii) 954,507 shares held of record by the Irrevocable Family Trust of Michael T. Cartwright of which Mr. Cartwright’s family is the beneficiary and (iv) 171,609 shares held of record by Tina F. Cartwright, Mr. Cartwright’s spouse, of which Mr. Cartwright has shared voting and investment power.

(3)

Consists of (i) 954,507 shares held of record by the Irrevocable Family Trust of Tina Cartwright of which Mr. Cartwright serves as one of two trustees (ii) 954,507 shares held of record by the Irrevocable Family Trust of Michael T. Cartwright of which Mr. Cartwright’s family is the beneficiary and (iii) 171,609 shares held of record by Tina F. Cartwright, Mr. Cartwright’s spouse, of which Mr. Cartwright has shared voting and dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Inapplicable.

Item 8.	Identification and Classification of Members of the Group.

Inapplicable.

Item 9.	Notice of Dissolution of Group.

Inapplicable.

Item 10.	Certification.

Inapplicable.

CUSIP No. 000307108	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019
Date

/s/ Michael T. Cartwright
(Signature)

Michael T. Cartwright, Chairman and Chief Executive Officer
(Name/Title)